September 12, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Amended Form 10-K for the Fiscal Year ended December 31, 2018 Filed July 26, 2019
           File No. 000-52534

Dear Mr. Arena:

        We issued comments to you on the above captioned filing on August 8, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 23, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Michael Killoy at 202-551-7576 or John Reynolds at 202-551-3795 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
                                                             Mining